2017 Second Quarter Results Exhibit 3

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends, but are not limited to, these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CEMEX operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

Operating EBITDA declined 8% on a like-to-like basis



EBITDA variation
-8%
-8%
760
14
774
-65
100
-110
16
715
-20
696
2Q16
Acq./ div.1
2Q16 pro-forma
Vol.
Price
Var. cost & distr.
Fixed cost & other
2Q17 l-t-l
FX
2Q17

Millions of U.S. dollars
1 Includes +US$27 million from Trinidad Cement Limited ("TCL"), which CEMEX began consolidating starting February 2017, -US$10 million from the Fairborn cement plant divestment, which closed in February 2017, and -US$4 million from the Odessa cement plant divestment, which closed in November 2016.

Higher consolidated ready-mix and aggregates volumes during 1H17, on a like-to-like basis; consolidated cement volumes declined 2%

Higher like-to-like consolidated prices for our three core products during the quarter, on a year-over-year basis

Favorable prices in Mexico and the U.S., as well as higher volumes in our Europe region resulted in a **2% growth in like-to-like sales** during 2Q17

Operating EBITDA declined by 8% on a like-to-like basis, due to lower contributions from the Europe, South, Central America and the Caribbean, and Asia, Middle East & Africa regions

During 2Q17, **operating EBITDA margin declined** by 1.6pp

3

242 626 205 289 Seventh consecutive quarter with positive net income 696 353 -115 90 -99 -213 324 -5 -29 WC Maint. CapEx Net fin. exp. EBITDA2Q17 Taxes Other1 FCF after maint. CapEx FCF 2Q17 Stra-tegic CapEx Controlling interest net income Free cash flow Millions of U.S. dollars 1 Includes Other Cash Items plus Free Cash Flow Discontinued Operations 2Q16 2Q17 6M16 6M17 +41% +159%

Reduction of US$1,147 million in total debt during the first half of the year

Total debt plus perpetuals variation


-1,147
13,073
-1,260
-325
-140
-126
231
231
241
11,927
4Q16
Divest-ments[1]
Conv.[2]
Cash balance var.
FCF after strategic CapEx
TCL shares + debt
Debt FX effect
Other[3]
2Q17

Free cash flow generation and divestments proceeds mainly used to reduce debt

We have **reduced total debt plus perpetuals** by US$3.4 billion since December 2015, representing a reduction of approximately 22%

S&P Global Ratings ("S&P") placed CEMEX's "BB-" **credit rating on positive credit watch**

Millions of U.S. dollars

1 Includes: US$500 million from the divestment of the U.S. Concrete Pipe Business, US$400 million from the divestment of the Fairborn cement plant in the U.S., US$210 million from the sale of a stake in Grupo Cementos de Chihuahua, and US$150 million from the divestment of the Pacific Northwest Materials Business in the U.S.

2 Approximately US$325 million principal amount of 3.75% Convertible Subordinated Notes due 2018 were converted into ADSs of CEMEX

3 Includes: US$95 million from the conversion of operating leases to capital leases and US$69 million from financial fees and bond buyback premiums, among others

5

Second Quarter 2017 Regional Highlights

Daily cement volume declined 6% reflecting a high base of comparison during 2Q16, which had the highest quarterly volumes since 2009, as well as lower infrastructure activity Higher sequential and year-over-year prices for cement and ready mix during the quarter In the industrial-and-commercial sector, projects were supported by growth in consumption and improving manufacturing activity The self-construction sector continued to be favored by job creation, consumer credit and remittances In the formal residential sector, lending from both private banks and INFONAVIT supported more cement-intensive home investment; affordable housing affected by lower government subsidies Mexico

2Q17 operating EBITDA increased by 19% on like-to-like basis, with a margin expansion of 1.8pp Flat cement volumes during the quarter on a like-to-like basis reflect a difficult comparison base and significant precipitations in our southeastern states Cement prices on a like-to-like basis increased 5% year-over-year and 2% sequentially; improved sequential prices reflect the implementation of our April price increase in California and the South Atlantic region Single family housing starts increased 9% during the quarter In the industrial-and-commercial sector, construction spending increased 7% year-to-date May driven by office, lodging and commerce United States

Regional cement volumes on a like-to-like basis decreased by 3% In Colombia, daily cement volumes declined 5% during the quarter, affected by macroeconomic challenges in the country and by adverse weather conditions; we estimate our cement market position remained practically unchanged during the last 12 months In Panama, higher volumes for our three core products reflect a pickup in the infrastructure and residential sectors, as well as a favorable base of comparison Cement volumes from our TCL operations declined by 4% during the quarter, mainly reflecting reduced cement sales in Trinidad and Tobago South, Central America and the Caribbean

Increase in regional volumes for our three core products during both the quarter and the first half of the year In the UK, daily cement volume declined 4% mainly as a result of a high base of comparison during 2Q16 when we had some non-recurring industry sales In Spain, daily cement volume increased 20% driven by continued strong activity in the residential sector In Germany, daily cement, ready-mix and aggregates volumes increased 22%, 5% and 2%, respectively, during the quarter driven by the residential sector and ongoing infrastructure projects In Poland, daily cement volume declined 3%; cement prices increased 3% both on a year-over-year and sequential basis Europe

Increase in quarterly and year-to-date regional aggregates volumes reflects positive performance from our operations in Israel In the Philippines, daily cement volumes remained practically flat during the quarter, reflecting a high base of comparison, heightened competition due to growth in import volumes, as well as supply challenges due to extended repairs in our APO plant In Egypt, daily cement volume declined by 4% during the quarter reflecting reduced consumer purchasing power resulting from the currency devaluation and increased inflation in the country Asia, Middle East and Africa

Second Quarter 2017 2Q17 Results

Operating EBITDA during 2Q17 declined by 8% on a like-to-like basis, mainly due to lower contributions from the Europe, South, Central America and the Caribbean, and Asia, Middle East & Africa regions, and partially offset by higher contributions from Mexico and the U.S. Adjusting for working days, operating EBITDA during 2Q17 declined by 5% Cost of sales, as a percentage of net sales, increased by 1.5pp during the quarter, mainly reflecting higher energy costs, as well as an increase in raw materials in some of our ready-mix operations Operating expenses, as a percentage of net sales, remained flat during the quarter Operating EBITDA, cost of sales and operating expenses

-5 Average working capital days Free cash flow Average working capital days decreased to -1 during 2Q17, from 6 days during the same period in 2016 6 10 -1 1 -1

Other income statement items Other expenses, net, of US$10 million mainly includes severance payments Gain on financial instruments of US$8 million related mainly to CEMEX shares Foreign-exchange loss of US$21 million resulting primarily from the fluctuation of the Mexican peso versus the U.S. dollar Income tax had a positive effect of US$92 million mainly due to the reversal of the valuation allowance previously set for some net operating losses (NOL’s) Gain on discontinued operations of US$28 million related primarily to the sale of our Pacific Northwest materials business operations in the U.S. Controlling interest net income of US$289 million, versus an income of US$205 million in 2Q16, mainly reflects lower financial expenses, a gain in results from financial instruments, a positive effect in income tax, and lower non-controlling interest net income, partially offset by lower operating earnings, a foreign-exchange loss, and lower equity in gain of associates Millions of U.S. dollars 242 626 Controlling interest net income 6M16 6M17

Debt-related information In May, we called €400 million (approximately US$447 million) of our 5.250% euro-denominated Senior Secured Notes due 2021 In June, approximately US$325 million of our 3.750% Convertible Subordinated Notes due 2018 were converted into ADSs of CEMEX In June, S&P Global Ratings ("S&P") placed CEMEX's "BB-" credit rating on positive credit watch In July, CEMEX entered into a new facilities agreement for US$4.05 billion under improved conditions, extending our average life of debt and reducing our cost of debt1: 1 2014 Credit Agreement fully cancelled on July 25 2017 5-year term, with an average debt maturity of 4.3 years Total amount includes a revolving credit line of approximately US$1.135 billion with a 5-year term; remaining amount of US$2.915 billion is under term loan tranches, amortizing in five equal semi-annual payments, beginning on July 2020 Initial cost of LIBOR / EURIBOR + 2.5% subject to a margin grid according to leverage ratio (we lowered the margin between 0.50% & 1.25% when leverage is below 4.5x) Includes maximum leverage ratio starting at 5.5x as of September 2017 and gradually tightening to 4.25x by June 2020 Increased flexibility to incur debt, pay dividends, and make new investments Consolidated Leverage Ratio Applicable Margin > 5.00x 350 bps < 5.00x > 4.50 300 bps < 4.50x > 4.00 250 bps < 4.00x > 3.50 212.5 bps < 3.50x > 3.00 175 bps < 3.00x > 2.50 150 bps < 2.50x 125 bps

Millions of U.S. dollars 98 1,530 944 367 1,687 1,569 1,693 1,970 628 997 Avg. life of debt: 5.1 years 1 CEMEX has perpetual debentures totaling US$444 million 2 Convertible Subordinated Notes include only the debt component of US$860 million; total notional amount is about US$1,211 million CEMEX consolidated debt maturity profile Fixed Income Other bank debt Convertible Subordinated Notes2 Credit Agreement Total debt excluding perpetual notes1 as of June 30, 2017: US$11,483 million

Millions of U.S. dollars 98 646 718 1,267 998 2,468 1,693 1,970 628 997 Avg. life of debt: 5.4 years 1 Debt maturity profile presented on a pro forma basis reflecting the funding of commitments under the 2017 Credit Agreement for the equivalent amount required to fully cancel the 2014 Credit Agreement. 2 CEMEX has perpetual debentures totaling US$444 million 3 Convertible Subordinated Notes include only the debt component of US$860 million; total notional amount is about US$1,211 million CEMEX consolidated debt maturity profile – pro forma1 Fixed Income Other bank debt Convertible Subordinated Notes3 2017 Credit Agreement Total debt excluding perpetual notes2 as of June 30, 2017: US$11,483 million

Second Quarter 2017 2017 Outlook

2017 guidance 1 Including perpetual and convertible securities Consolidated volumes Cement: 1% - 3% Ready mix: 1% - 3% Aggregates: 0% - 3% Energy cost per ton of cement produced Increase of approximately 8% Capital expenditures US$520 million Maintenance CapEx US$210 million Strategic CapEx US$730 million Total CapEx Investment in working capital US$0 million Cash taxes Approximately US$300 million Cost of debt1 Reduction of approximately US$175 million

Progress of initiatives as of 2Q17 to further bolster our road to investment grade Initiatives Progress to date Building Blocks Targets 2016 & 2017 Asset divestments ~ US$2.4 billion US$2,439 divestments to date + other divestments ~ US$2.5 billion Total debt reduction US$3.4 billion US$3,400 debt reduction to date + free cash flow 3Q - 4Q 2017 + other divestments ~ US$4 billion

Second Quarter 2017 Appendix

Year-to-date increases in consolidated ready-mix and aggregates volumes; consolidated cement volumes declined 2% During the quarter, higher year-over-year cement volumes in our Europe region Quarterly and year-to-date increases in consolidated prices for our three core products, on a like-to-like basis Consolidated volumes and prices

Additional information on debt and perpetual notes Euro 21% U.S. dollar 75% Other 4% Fixed 72% Variable 28% Currency denomination Interest rate

Additional information on debt and perpetual notes Total debt1 by instrument

6M17 volume and price summary: Selected countries

2Q17 volume and price summary: Selected countries

2017 expected outlook: Selected countries

Definitions 6M17 / 6M16 Results for the first six months of the years 2017 and 2016, respectively Cement When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported cement volumes changed from total domestic cement including clinker to domestic gray cement) LC Local currency Like-to-like percentage variation (l-t-l % var) Percentage variations adjusted for investments/divestments and currency fluctuations Maintenance capital expenditures Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies Operating EBITDA Operating earnings before other expenses, net plus depreciation and operating amortization pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products Strategic capital expenditures Investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs TCL Operations Operations of Trinidad Cement Limited mainly in Trinidad and Tobago, Jamaica, and Barbados

Contact information Stock Information NYSE (ADS): CX Mexican Stock Exchange: CEMEXCPO Ratio of CEMEXCPO to CX: 10 to 1 Investor Relations In the United States +1 877 7CX NYSE In Mexico +52 81 8888 4292 ir@cemex.com Calendar of Events October 25, 2017 Third quarter 2017 financial results conference call